                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                Subject Company: Canal Plus S.A.
                                                     Commission File No. 82-2270

                                                           Date: August 31, 2000


                THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY
                  THE SEAGRAM COMPANY LTD. ON AUGUST 30, 2000

                                                           Contact:

                                                           Mia Carbonell
                                                           Media Relations
                                                           212/572-7556

                                                           Anita Larsen
                                                           Media Relations
                                                           212/572-1118

                                                           Joseph M. Fitzgerald
                                                           Investor Relations
                                                           212/572-7282

                                                           Eileen McLaughlin
                                                           Investor Relations
                                                           212/572-8961

                   CANADIAN COMPETITION BUREAU CLEARS PROPOSED
              BUSINESS COMBINATION OF VIVENDI, SEAGRAM AND CANAL+

MONTREAL, August 30, 2000 - The Seagram Company Ltd. [NYSE:VO] confirmed today that the Canadian Competition Bureau yesterday concluded its review of the proposed strategic business combination of Vivendi, Seagram and Canal+, and it advised that it will not challenge the completion of the transaction. Accordingly, the parties have satisfied their obligations with respect to the transaction pursuant to the Competition Act (Canada).

Regulatory approvals in Canada remain pending before Industry Canada and the Department of Canadian Heritage. Those reviews are anticipated to be completed in due course.

                                       ###

The Seagram Company Ltd., headquartered in Montreal, operates in four global business segments: Music, Filmed Entertainment, Recreation and Other, and Spirits and Wine. Universal Music Group, the world's largest recorded music company, produces, markets and distributes recorded music throughout the world in all major genres, and it is engaged in music publishing. The Company's Filmed Entertainment business produces and distributes motion picture, television and home video products worldwide; operates and has ownership in a number of international cable channels; and engages in the licensing of merchandising rights and film property rights. The Recreation and Other business
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operates theme parks and retail stores. It is also involved in the development of entertainment software. The Spirits and Wine business is engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers throughout more than 190 countries and territories. The Company's corporate website is located at www.seagram.com.

This release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Seagram's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the strategic business combination of Vivendi, Seagram and Canal+.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Seagram and Canal+ businesses will not be integrated successfully; costs related to the business combination; failure of the Vivendi, Seagram or Canal+ shareholders to approve the business combination; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; and the inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the strategic business combination transaction when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission by Vivendi, Seagram and Canal+. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Seagram and Canal+ with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram on June 20, 2000.

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